As filed with the Securities and Exchange Commission on November 2, 2011

Registration No. 333-

________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

BRF-BRASIL FOODS S.A.

(Formerly known as Perdigão S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

______________________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing common shares of BRF-Brasil Foods S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,865.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-160191).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Face of Receipt, bottom center

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 17, 18, and 21

3.  Fees and Charges

Articles number 2, 3 and 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of _______, 2011 among BRF-Brasil Foods S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Perdigão S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 2, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for Common Shares of BRF-Brasil Foods S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Edgar Piedra

Name:  Edgar Piedra

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, BRF-Brasil Foods S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil on November 2, 2011.

BRF-BRASIL FOODS S.A.

By: /s/ José Antonio do Prado Fay
Name: José Antonio do Prado Fay
Title:   Chief Executive Officer

By: /s/ Leopoldo Viriato Saboya
Name: Leopoldo Viriato Saboya
Title:   Chief Financial Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of BRF-Brasil Foods S.A.. hereby severally constitute and appoint José Antonio do Prado Fay and Leopoldo Viriato Saboya (with full power to act alone) our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities held on November 2, 2011.

/s/ José Antonio do Prado Fay José Antonio do Prado Fay Chief Executive Officer	/s/ Nildemar Secches Nildemar Secches Co-Chairman of the Board of Directors
/s/ Leopoldo Viriato Saboya Leopoldo Viriato Saboya Chief Financial Officer	/s/ Luiz Fernando Furlan Luiz Fernando Furlan Co-Chairman of the Board of Directors
/s/ Marcos Roberto Badollato Marcos Roberto Badollato Principal Accounting Officer	_________________________ Luis Carlos Fernandes Afonso Director
/s/ Décio da Silva Décio da Silva Director	/s/ Manoel Cordeiro Silva Filho Manoel Cordeiro Silva Filho Director
/s/ José Carlos Reis de Magalhães Neto José Carlos Reis de Magalhães Neto Director	_________________________ Walter Fontana Filho Director
/s/ Paulo Assunção de Souza Paulo Assunção de Souza Director	/s/ Donald J. Puglisi Donald J. Puglisi Managing Director, Puglisi & Associates Authorized U.S. Representative
____________________________ Allan Simões Toledo Director	/s/ Pedro de Andrade Faria Pedro de Andrade Faria Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2011 among BRF-Brasil Foods S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Perdigão S.A. and The Bank of New York relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.